FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.        An announcement regarding 2014 interim results of Huaneng Power International, Inc. (the “Registrant”);
2.        An announcement regarding proposed re-election and appointment of directors and supervisors of  the Registrant;
3.        A circular regarding the proposal on election of new session of the board of directors and new session of the supervisory committee, each of the Registrant; and
4.        A notice of extraordinary general meeting of the Registrant.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)
2014 Interim Results Announcement

Consolidated operating revenue:	RMB64.606 billion

Profit attributable to equity holders of the Company:	RMB6.808 billion

Earnings per share:	RMB0.48

INTERIM RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2014 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2014, the Company and its subsidiaries recorded consolidated operating revenue of RMB64.606 billion, representing an increase of 0.85% compared to the same period of last year. The profit attributable to equity holders of the Company was RMB6.808 billion, representing an increase of 21.09% compared to the same period of last year. The earnings per share were RMB0.48 and net asset value per share (excluding non-controlling interests) was RMB4.58.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2014, in face of the structural changes in the State’s economy, the stagnant growth of total electricity consumption nationwide compared to the same period of last year, the Company seized the favourable situation of the decline in coal market prices. At the same time to direct power plants to grasp power generation and control coal prices, the Company exercised strict control in expenditure and strengthened fuel management internally. The Company has accomplished well comparatively each of the business plans in the first half of 2014.

1.	Power Generation

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 151.739 billion kWh, representing an increase of 1.51% from the same period of last year, as well as an electricity sold of 143.554 billion kWh, an increase of 1.62% from the same period of last year, and with 2,374 utilization hours, representing a decrease of 24 hours compared to the same period of previous year. The low speed growth in the Company’s power generation was mainly attributable to the following factors: (1) the nationwide power consumption was experiencing low or medium growth due to the slowdown of the nation’s economic growth; (2) the commencement of operations of multiple west-to-east UHV transmission lines severely squeezed the generation potential of the thermal power generators in the coastal region in east China, which thermal power generators accounted for a relatively high proportion in the Company’s total power generation capacities; and (3) the commencement of operations of many hydropower units in Yunnan whose power generations were also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, had a severe impact on the power generations by thermal power units in Yunnan, Guangdong, Liaoning and Fujian. Against this unfavorable background, the Company enhanced marketing efforts, seized market opportunities, strengthened the monitoring of power usage during holidays and critical periods, and made efforts to improve the power generation growth.

2.	Cost Control

Coal supply still outstripped demand in the first half of 2014, leading to a sharp fall of the prices of both domestic and imported coal. With a close watch on changes in the market, the Company seized the opportunity from the loose coal market. Through shifting and adjusting business modes and structures, the Company strengthened the strategic cooperation with large coal companies, increased the purchase of price-competitive imported coal and enhanced the automatization and digitalization of internal fuel management to have full control of fuel costs.

3.	Energy Conservation and Environmental Protection

The Company attaches great importance to energy conservation and environmental protection and has equipped all of its coal-fired generating units with desulphurization devices. For the first half of this year, the Company’s coal-fired generating units with a total power generation capacity of 55,059 MW (representing approximately 90% of the controlled installed coal fired generation capacity) had completed the denitrification process or were newly equipped with denitrification devices.

Since the new emission standards promulgated by PRC Government took effect on 1 July 2014, emissions of sulfur dioxide and nitrogen oxide from the Company’s generating units were basically in compliance with the requirements of these standards, whereas the dust removal devices on certain generating units need to be upgraded.

4.	Project Development and Construction

For the first half of 2014, the Company obtained approval for the Liaoning Huaneng Yingkou Xianrendao thermal power project (100 MW), the Shanxi Huaneng Dongshan Gas Turbine Project (859 MW), the Jiangsu Huaneng Liuhe Wind Farm Project (49.5 MW) and the Huaneng Hunan Guidong Wind Farm Project (36 MW).

In addition, Tembusu Phase II Project A (32.5 MW) of Tuas Power Ltd. in Singapore (which is wholly owned by the Company) was put into operation.  During the first half of 2014, the aggregate power generation of Tuas Power accounted for a market share of approximately 21.6%, representing an increase of 0.7 percentage point from the same period of last year. At the same time, some generating units were upgraded, and the installed capacity from power plants which we have minor interests has changed. As of 30 June 2014, the Company had a controlled installed capacity of 66,888 MW, of which 9.34% came from clean energy sources (hydropower, wind power and gas turbine).

PROSPECTS FOR THE SECOND HALF OF 2014

For the first half of 2014, the Chinese government intensified efforts to support the real economy and launched a series of targeted “minimal stimulus” policies. Notwithstanding the seemingly stabilizing economic growth, uncertainty still exists in the world economy recovery process and the national economy of China is still under great pressure of going downward. It is expected that, for the second half of the year, the government will continue to introduce policies aiming at steady growth, carry out anticipatory adjustments and fine-tuning, and combine a ranged approach with a targeted approach in adjustment so as to keep the economy running within a reasonable range.

Regarding the electricity market, despite the steadily growing economy under the influence of the State’s “minimal stimulus” policies, the nationwide power consumption will continue to grow at low or medium speed due to the adjustment of the State’s industrial structures, the efforts in air pollution prevention, energy saving and environmental protection, etc. Meanwhile, The coming summer and winter peaks in the third and fourth quarters of the second half of the year will certainly drive up the power consumption nationwide; however, given the weather conditions and rainfalls in different regions and the high power consumption base amount derived from the heat wave last summer, the nationwide power generation is expected to maintain a low or medium growth in the second half of this year.

Regarding the coal market, it witnessed a continuous drop of coal price in the first half of the year caused by oversupply of coal. BSPI and shipping price both fell to a historically low level. Under the influence of the State’s “minimal stimulus” policies and the commencement of UHV power transmissions, the coal market is expected to remain loose and weakly balanced in the second half of the year, whereas coal price and transport capacity will remain a problem at times in some regions. The increasingly strict environmental protection policies make low-sulfur low-ash high quality coal a rare resource. Through shifting and adjusting business modes and structures, the Company strengthened the strategic cooperation with large mines both in and out of China, stabilized the purchase of domestic coal while optimized the purchase of imported coal and further enhanced the automatization and digitalization of fuel management to have full control of the fuel costs.

Regarding the capital market, the State will stay with a positive fiscal policy and a prudent currency policy and enhance the perspectiveness, pertinence and flexibility of the policies while further intensifying the efforts to make anticipatory adjustments and fine-tuning. For the second half of the year, the Company will focus on the developments on the financial market and take measures to strive for the overall fund management objective of “volume assurance, price cut and cost control”.

For the second half of this year, the Company will continue to accelerate the transformation of its development mode for further developments, further consolidate and optimize its geographical coverage, place more force on structural changes, strengthen its investment and strategy in clean energy so as to further advance its synergy in the sector as well as to accomplish the targets for the year, strengthen the management of safe production to ensure the safe, stable and economical operation of its generating units; reinforce the marketing forces in the electricity market to maintain the leading presence in terms of utilization hours; strengthen the control of costs and expenses so as to continuously optimize the management of construction projects and to focus on economic results to ensure the sustainable, stable and sound development of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

According to Huaneng Power International, Inc. (“the Company”)’s preliminary statistics, for the first half of 2014, the power plants of the Company in operation within China achieved a total power generation of 151.739 billion kWh on a consolidated basis, representing an increase of 1.51% from the same period of last year, as well as an aggregate sales volume of 143.554 billion kWh, representing an increase of 1.62% over the same period of last year.

The low speed growth in the Company’s power generation was mainly attributable to the following factors:

1.	the nationwide power consumption was experiencing low or medium growth due to the slowdown of the nation’s economic growth;

2.
the commencement of operations of multiple west-to-east UHV transmission lines severely squeezed the generation potential of the thermal power generators in the coastal region in east China, which thermal power generators accounted for a relatively high proportion in the Company’s total power generation capacities; and

3.
the commencement of operations of many hydropower units in Yunnan whose power generations were also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, had a severe impact on the power generations by thermal power units in Yunnan, Guangdong, Liaoning and Fujian.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2014 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Liaoning Province
Dalian	3.076	3.009	2.23%	2.908	2.863	1.57%
Dandong	1.574	1.568	0.38%	1.499	1.495	0.27%
Yingkou	3.745	3.803	-1.53%	3.501	3.567	-1.85%
Yingkou Co-generation	1.542	1.587	-2.84%	1.445	1.486	-2.76%
Wafangdian Wind Power	0.048	0.063	-23.81%	0.047	0.061	-22.95%
Suzihe Hydropower	0.015	0.008	87.50%	0.015	0.008	87.50%
Changtu Wind Power	0.043	0.048	-10.42%	0.043	0.048	-10.42%
Inner Mongolia
Huade Wind Power	0.114	0.116	-1.72%	0.113	0.115	-1.74%
Hebei Province
Shang’an	6.578	6.726	-2.20%	6.182	6.324	-2.25%
Kangbao Wind Power	0.042	0.039	7.69%	0.039	0.036	8.33%
Gansu Province
Pingliang	5.086	5.031	1.09%	4.844	4.812	0.67%
Jiuquan Wind Power	0.455	0.417	9.11%	0.451	0.413	9.20%
Beijing
Beijing Co-generation (Coal-fired)	2.460	2.412	1.99%	2.174	2.131	2.02%
Beijing Co-generation (Combined Cycle)	2.234	2.253	-0.84%	2.184	2.198	-0.64%
Tianjin
Yangliuqing Co-generation	3.305	3.591	-7.96%	3.068	3.353	-8.50%
Shanxi Province
Yushe	1.350	1.434	-5.86%	1.248	1.326	-5.88%
Zuoquan	3.222	3.306	-2.54	3.030	3.104	-2.38%

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Shandong Province
Dezhou	7.441	7.182	3.61%	6.982	6.743	3.54%
Jining	2.400	2.446	-1.88%	2.229	2.272	-1.89%
Xindian	1.582	1.578	0.25%	1.480	1.473	0.48%
Weihai	5.516	4.997	10.39%	5.255	4.756	10.49%
Rizhao Phase II	4.036	3.298	22.38%	3.839	3.131	22.61%
Zhanhua Co-generation	0.878	0.783	12.13%	0.807	0.722	11.77%
Henan Province
Qinbei	10.399	9.806	6.05%	9.900	9.265	6.85%
Jiangsu Province
Nantong	3.568	4.036	-11.60%	3.399	3.850	-11.71%
Nanjing	1.565	1.698	-7.83%	1.483	1.609	-7.83%
Taicang	5.509	5.340	3.16%	5.247	5.086	3.17%
Huaiyin	3.173	3.457	-8.22%	2.983	3.251	-8.24%
Jinling (Combined Cycle)	1.151	1.053	9.31%	1.125	1.030	9.22%
Jinling (Coal-fired)	6.614	6.242	5.96%	6.328	5.956	6.25%
Jinling Co-generation	0.708	–	–	0.698	–	–
Qidong Wind Power	0.194	0.179	8.38%	0.191	0.175	9.14%
Rudong Wind Power	0.061	–	–	0.059	–	–
Shanghai
Shidongkou I	3.651	3.873	-5.73%	3.426	3.655	-6.27%
Shidongkou II	3.089	3.317	-6.87%	2.967	3.190	-6.99%
Shanghai Combined Cycle	1.209	0.793	52.46%	1.182	0.775	52.52%
Shidongkou Power	3.834	4.053	-5.40%	3.660	3.873	-5.5%0
Chongqing
Luohuang	6.332	6.735	-5.98%	5.856	6.223	-5.90%
Zhejiang Province
Yuhuan	11.973	12.082	-0.90%	11.447	11.509	-0.54%
Hubei Province
Enshi Maweigou Hydropower	0.022	0.024	-8.33%	0.021	0.023	-8.70%

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change
Hunan Province
Yueyang	4.103	3.745	9.56%	3.840	3.502	9.65%
Xiangqi Hydropower	0.185	0.174	6.32%	0.182	0.171	6.43%
Jiangxi Province
Jinggangshan	4.195	4.023	4.28%	4.005	3.844	4.19%
Fujian Province
Fuzhou	6.724	5.739	17.16%	6.398	5.457	17.24%
Guangdong Province
Shantou Coal-fired	2.312	2.526	-8.47%	2.186	2.393	-8.65%
Haimen	8.126	7.740	4.99%	7.790	7.401	5.26%
Yunnan Province
Diandong Energy	4.229	4.711	-10.23%	3.898	4.355	-10.49%
Yuwang Energy	2.071	2.442	-15.19%	1.900	2.238	-15.10%

Total	151.739	149.483	1.51%	143.554	141.268	1.62%

During the first half of 2014, the aggregate power generation of Tuas Power Ltd., which is wholly owned by the Company, accounted for a market share of 21.6%, representing an increase of 0.7 percentage point from the same period of last year.

The Company experienced an increase of 0.85% in operating revenue for the first half of 2014 over the same period of last year. The operating expenses of the Company for the first half of 2014 decreased by 2.98% compared with the same period of last year due to reduced domestic fuel costs. The net profit attributable to the shareholders of the Company for the first half of 2014 was RMB6.808 billion, representing an increase of 21.09% over RMB5.623 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations of the Company was RMB6.780 billion, representing an increase of 26.82% over the same period of last year. The increase is mainly due to reduced domestic fuel costs and increased power generation, resulting in the increase in level of profitability and return of power generation business within China. The net profit attributable to the shareholders of the Company from its Singapore operations was RMB0.028 billion, representing a decrease of 89.89% over the same period of last year. This is mainly attributable to the intensified competition with supply over demand in Singapore’s power and natural gas market as a result of increase in power generation capacities during recent years, which has led to intense market competition, continued reduction of local power tariff and led to the significant decline of business return of the Company’s Singapore operations.

1.	Operating revenue, tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the first half of 2014, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB64.606 billion, representing an increase of 0.85% from RMB64.062 billion for the same period of last year. The operating revenue from domestic operations of the Company increased by approximately RMB0.744 billion over the same period of last year. The operating revenue from Singapore operations decreased by RMB0.200 billion over the same period of last year, mainly attributable to the continued decrease of local power tariff as a result of the supply over demand in Singapore’s power and natural gas market since the second half of 2013.

Tax and levies on operations mainly consist of tax associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the first half of 2014, tax and levies on operations of the Company were RMB0.489 billion, representing a decrease of RMB0.032 billion from RMB0.521 billion for the same period of last year. This is largely due to the decrease of surcharges as a result of the decreased value added tax paid during the same period.

2.	Operating expenses

For the first half of 2014, the consolidated operating expenses of the Company and its subsidiaries were RMB49.699 billion, representing a decrease of 2.98% over the same period of last year. The operating expenses from domestic operations of the Company decreased by RMB1.668 billion, or 3.77% over the same period of last year, which is primarily attributable to the reduced domestic fuel costs, increased assets impairment and assets disposal losses. The operating expenses from operations in Singapore increased by RMB0.141 billion, or 2.03% over the same period of last year, which is mainly due to the increased fuel costs resulting from slight increase in power generation.

2.1	Fuel

Fuel costs represent the majority of the operating expenses of the Company and its subsidiaries, which were RMB34.570 billion for the first half of 2014, representing a decrease of 3.10% over the same period of last year. The fuel costs from domestic operations of the Company decreased by RMB1.320 billion over the same period of last year, which is largely due to the decrease in coal purchase price. The operating expenses from the Singapore operations increased by approximately RMB0.213 billion over the same period of last year, which is mainly due to slight increase in power generation during the first half of 2014.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2014 were RMB5.793 billion, which maintained the same level compared with the same period of last year. The depreciation expenses for domestic operations of the Company maintained the same level compared with the same period of last year, while the depreciation expenses of its Singapore operations increased by 24.03% over the same period of last year, which is mainly attributable to the commenced operation of CCP5 (combined circle plant 5) of Tuas in December 2013 and the commenced operation of Tembusu Project IIA in the first half of 2014.

2.3	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs accrued. For the first half of 2014, labor costs of the Company and its subsidiaries amounted to RMB2.581 billion representing an increase of RMB0.171 billion from RMB2.410 billion for the same period of last year, among which increase of RMB0.022 billion is due to domestic newly installed generating units. Labor costs for the operations in Singapore decreased by RMB0.004 billion compared with the same period of last year.

2.4	Maintenance

For the first half of 2014, maintenance expenses of the Company and its subsidiaries amounted to RMB1.534 billion, representing an increase of RMB0.101 billion from RMB1.433 billion for the same period of last year, among which increase of RMB0.033 billion is due to domestic newly installed generating units. The maintenance expenses for the Singapore operations increased by RMB0.009 billion compared with the same period of last year.

2.5	Other operating expenses (including electricity purchase costs and service fees paid to HIPDC)

Other operating expenses (including electricity purchase costs and the services fees paid to HIPDC) of the Company and its subsidiaries amounted to RMB5.220 billion for the first half of 2014, representing a decrease of RMB0.880 billion from RMB6.100 billion for the first half of 2013, among which the costs of coal purchase for trading and venue rental expenses of Huaneng International Power Fuel Company contributed a decrease of RMB0.413 billion, while the government subsidies received by the domestic operations increased by RMB0.449 billion compared with the same period of last year.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2014 amounted to RMB3.778 billion, representing a decrease of RMB0.085 billion from RMB3.863 billion for the same period of last year. The decrease was primarily attributable to the decrease in average outstanding debts of the domestic operations, among which financial expenses from domestic newly installed generating units increased by RMB0.094 billion while financial expenses of the Singapore operations decreased by RMB0.016 billion.

4.	Share of profits of associates and joint ventures

For the first half of 2014, the share of profits of associates and joint ventures of the Company and its subsidiaries was RMB0.728 billion, representing an increase of RMB0.409 billion from RMB0.319 billion for the same period of last year. The increase was mainly attributable to the increase of net profit of the associates and joint ventures.

5.	Income tax expense

For the first half of 2014, the Company and its subsidiaries recorded an income tax expense of RMB3.089 billion, representing an increase of RMB0.801 billion from RMB2.288 billion for the same period of last year. The income tax expense for domestic operations increased by RMB0.877 billion compared with the same period of last year, which is mainly due to the increase of pre-tax profit. The income tax expense of the Singapore operations decreased by RMB0.076 billion compared with the same period of last year, primarily attributable to the decrease of pre-tax profit.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB6.808 billion for the first half of 2014, representing an increase of 21.09% from RMB5.623 billion for the same period of last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB6.780 billion, representing an increase of 26.82% over the same period of last year. The increase was mainly due to the decrease of fuel costs and increase in power generation. The profit attributable to equity holders of the Company from its Singapore operations was RMB0.028 billion, representing a decrease of 89.89% over the same period of last year. The decrease is mainly attributable to the intensified competition with supply over demand in Singapore’s power and natural gas market as a result of increase in power generation capacities during recent years, which has led to intense market competition, continued reduction of local power tariff and led to the significant decline of business return of the Company’s Singapore operations.

7.	Comparison of financial positions

As of 30 June 2014, total assets of the Company and its subsidiaries were RMB265.577 billion, representing an increase of 1.28% from RMB262.233 billion as of 31 December 2013. As of 30 June 2014, total assets of the Singapore operations were RMB31.158 billion, representing an increase of 4.79% from RMB29.733 billion as of 31 December 2013.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as of the period end
balance of shareholders’ equity (excluding non-controlling interests) as of the period end

Current ratio	=	balance of the current assets as of the period end
balance of current liabilities as of the period end

Quick ratio	=	(balance of current assets as of the period end – net amounts of inventories as of the period end)
balance of current liabilities as of the period end

Multiples of interest earned	=	(profit before income tax expense + interest expenses)
interest expenditure (inclusive of capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2014	As of 31 December 2013

Ratio of liabilities and shareholders’ equity	2.90	3.00
Current ratio	0.34	0.35
Quick ratio	0.28	0.28

Item	For the six months ended 30 June 2014	For the six months ended 30 June 2013

Multiples of interest earned	3.72	3.12

The ratio of liabilities and shareholders’ equity decreased compared with the beginning of this year. Current ratio decreased slightly while quick ratio maintained at the same level as compared with the beginning of this year.

The multiples of interest earned increased compared with the same period of last year, primarily attributable to the increase of profit before income tax expense for the first half of 2014.

As of 30 June 2014, net current liabilities of the Company and its subsidiaries were RMB67.482 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

II.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Change
	(RMB billion)	(RMB billion)	(%)

Net cash provided by operating activities	16.248	20.580	-21.05
Net cash used in investing activities	(6.615)	(7.239)	-8.62
Net cash used in financing activities	(7.368)	(8.111)	-9.16
Effect of exchange rate fluctuations on cash held	0.053	(0.114)	-146.49

Net increase in cash and cash equivalents	2.318	5.116	-54.69
Cash and cash equivalents as of the beginning of the reporting period	9.342	10.505	-11.07

Cash and cash equivalents as of the end of the reporting period	11.660	15.621	-25.36

For the first half of 2014, net cash provided by operating activities of the Company was RMB16.248 billion, representing a decrease of 21.05% over the same period of last year. The decrease was mainly attributable to the increase in payment for coal purchase during the first half of 2014.

Net cash used in investing activities of the Company was RMB6.615 billion, representing a decrease of 8.62% as compared with same period of last year, which was mainly attributable to the increase in cash received from disposal of subsidiaries.

In the first half of 2014, the financing activities of the Company were principally debt financing. During the first half of 2014, the Company drew down new loans of RMB28.096 billion, issued short-term bonds of RMB4.980 billion, repaid loans of RMB28.634 billion, repaid super short-term bonds of RMB5 billion and medium-term notes of RMB4 billion.

As of 30 June 2014, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent were RMB9.61 billion, RMB1.258 billion, RMB0.792 billion and RMB0.0048 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on construction and renovation projects

The capital expenditure paid on construction and renovation projects by the Company for the first half of 2014 were RMB7.545 billion, including RMB0.902 billion for Liangjiang Cogeneration project, RMB0.859 billion for Changxing Power Plant, RMB0.457 billion for Qinbei Power Plant, RMB0.274 billion for Diandong Energy, RMB0.250 billion for SinoSing Power, RMB0.227 billion for Luoyuan Power Plant, RMB0.185 billion for Jinling Combined Cycle Cogeneration, RMB0.178 billion for Dezhou Power Plant, RMB0.161 billion for Shidongkou I Power Plant, RMB0.159 billion for Shang’an Power Plant, RMB0.154 billion for Pingliang Power Plant, RMB0.152 billion for Luoyang Cogeneration, RMB0.143 billion for Luoyuanwan Harbour, RMB0.139 billion for Tongxiang Combined Cycle Cogeneration, RMB0.125 billion for Subaoding Wind Power Generation, RMB0.125 billion for Diandong Yuwang project, RMB0.121 billion for Taicang Port, RMB0.109 billion for Fuzhou Power Plant, RMB0.103 billion for Beijing Cogeneration and RMB0.100 billion for Weihai Power Plant. Capital expenditures paid by the Company on other construction and renovation projects were RMB2.622 billion.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt and equity financing.

The Company completed the issuance of unsecured short-term bonds at principle amount of RMB5 billion and nominal annual interest rate of 4.90% on 28 April 2014. The bonds were denominated in RMB, issued at par value and would mature in 365 days from issuance.

As of 30 June 2014, short-term borrowings of the Company and its subsidiaries totaled RMB39.025 billion (RMB37.937 billion as at the end of 2013). Borrowings from banks were charged at interest rates ranging from 4.00% to 6.00% (2.67% to 6.10% as at the end of 2013).

As of 30 June 2014, short-term bonds of the Company and its subsidiaries totaled RMB15.337 billion (RMB15.135 billion as at the end of 2013).

As of 30 June 2014, long-term borrowings of the Company and its subsidiaries totaled RMB72.264 billion (RMB73.311 billion as at the end of 2013), including RMB denominated borrowings of RMB54.178 billion (RMB55.342 billion as at the end of 2013), U.S. dollar denominated borrowings of approximately US$0.579 billion (US$0.616 billion as at the end of 2013), Euro denominated borrowings of approximately €0.063 billion (€0.067 billion as at the end of 2013), and Singaporean dollar denominated borrowings of approximately S$2.814 billion (S$2.852 billion as at the end of 2013). As of 30 June 2014, long-term bank borrowings of the Company and its subsidiaries have had interest rates from 0.64% to 6.55% (0.81% to 6.55% as at the end of 2013) per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the exchange rate and interest rate risks.

Combining the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 26 June 2014, upon approval by the annual general meeting of the shareholders, the Company declared final dividend of RMB0.38 per ordinary share (tax included), with total dividends of approximately RMB5.341 billion. The Company had not paid any dividend during the first half of 2014.

III.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB0.239 billion for the Company for the first half of 2014 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB0.615 billion, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of 0.154 billion for the first half of 2014 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	EMPLOYEE BENEFITS

As of 30 June 2014, the Company and its subsidiaries had 36,748 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEES AND PLEDGES ON DEBTS AND RESTRICTED ASSETS

As of 30 June 2014, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB13.981 billion.

As of 30 June 2014, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans during the first half of 2014. As of 30 June 2014, short-term loans of RMB5.050 billion were secured by accounts receivable of the Company and its subsidiaries amounting to RMB5.266 billion.

(2)	As of 30 June 2014, a short-term loan of RMB0.040 billion was secured by certain future revenue to be generated by a subsidiary of the Company.

(3)	As of 30 June 2014, a long-term loan of RMB0.067 billion was secured by territorial waters use right of the Company and its subsidiaries with net book value of RMB0.08143 billion.

(4)	As of 30 June 2014, a long-term loan of RMB0.123 billion was secured by certain property, plant and equipment of the Company and its subsidiaries with net book value of RMB0.198 billion.

(5)	As of 30 June 2014, long-term loans of approximately RMB11.127 billion were secured by future electricity revenue of the Company and its subsidiaries.

(6)	As of 30 June 2014, a long-term loan of RMB0.085 billion was secured by certain future revenue to be generated by a subsidiary of the Company.

(7)	As of 30 June, 2014, notes payable of RMB0.010 billion were secured by notes receivable of the Company and its subsidiaries amounting to RMB0.011 billion.

(8)	As of 30 June 2014, restricted bank deposits were RMB0.298 billion.

VI.	PROVISIONS

As of 30 June 2014, a provision of RMB0.207 billion was made due to a legal claim by a vendor of the Company’s subsidiary (31 December 2013: RMB0.182 billion). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 30 June 2014.

VII.	RISK FACTORS

The continuing growth of domestic RMB bond market accelerates the enhancement of RMB interest rate’s function of market adjustment. The PBOC will adjust benchmark deposit and lending interest rates by using instrument of monetary policy in a more prudent way, given that there is no obvious changing trend in economic situation. The interest bearing debts of the Company are mostly denominated in RMB, and the change of lending interest rate will have direct impact on the debt costs of the Company. The Company will make reasonable financing arrangement according to market conditions, and explore new financing initiatives in an effort to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly floating interest rates borrowings. The Company has entered into interest rate swap agreements to hedge approximately half of the debts with floating interest rates, and the fluctuation of the interest rates on non-RMB currencies borrowing will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which are U.S. dollar debts. Taking into accounts that the exchange rate between RMB and U.S. dollar remains stable, recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

SHARE CAPITAL STRUCTURE

As at 30 June 2014, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.54% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2014.

MAJOR SHAREHOLDING STRUCTURE

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2014:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited1	2,908,932,857	20.70
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Liaoning Energy Investment (Group) Limited Liability Company	389,869,522	2.77
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited2	153,887,840	1.09

Notes:

1	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

2
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2014.

As at 30 June 2014, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2014.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions in Appendix 14 of the Listing Rules.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors;

the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the following in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes in connection with compliance with laws and regulatory requirements;

4.	Establishing, reviewing and supervising the codes of conduct and compliance handbook (if any) applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Related Party Transaction Management, Management Measures on Inside Information, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s

Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

4.
As a power generation company listed in three markets both domestically and internationally, the Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes – Oxley Act. Since 2011, the Company has smoothly passed the dual standards on internal controls by the fundamental governing rules on enterprise internal controls and their ancillary guidances and section 404 of the Sarbanes – Oxley Act for three consecutive years. So far, the external auditors had issued the auditor’s report on the Company’s internal control for eight successive years without any qualification opinion. The Company has been implementing the internal control work standardization for establishing a long-term internal control system.

The Company has always been committed to creating an internal control system that not only complies with international standards and regulatory requirements but also caters for the management of the Company. Since it initiated the internal control work in 2003, the Company has explored, developed and gradually formed a complete set of systems governing the identification and handling of enterprise risks, the design and implementation of internal control rules and the supervision and assessment of internal control process. The overall objective of the Company’s internal controls is to promote the implementation of the Company’s strategies, while specific goals of internal control include to provide reasonable assurance that the Company’s operation and management comply with applicable laws and regulations, its assets are safe and its financial reports and relevant information are true and complete, so as to give an overall boost to operating efficiency and actual results.

The Company has carefully conceived and rationally designed a management structure with a view to improving the authoritativeness, independence and effectiveness of internal controls. The Board is responsible for the establishment, improvement and effective implementation of the Company’s internal control system, and the Supervisory Committee supervises the establishment and implementation of the system. The Board exercises its internal control duties through the Audit Committee, who reviews the Company’s internal control work reports and internal control evaluation reports on a quarterly basis. The Company has set up an internal control leading team headed by the Chairman to decide on significant internal control matters, as well as an internal control office to report to the leading team and to carry out the decisions and opinions of the Board, the Supervisory Committee and the leading team. There are permanent bodies under the internal control office responsible for routine work. The Company’s Supervisory Audit Department independently supervises and evaluates the routine internal control work of the internal control office and the enterprises owned by the Company. The enterprises owned by the Company establish organs to carry out the work of internal control as requested by the Company. The supervisory audit departments of such enterprises independently supervise and evaluate the routine internal control work inside the enterprises at the request of the Company. The Company has built up a dedicated internal control work system and an independent supervision and evaluation system from the top down.

In regard to internal control rules, the Company has developed a dynamic system of internal control rules that combines the management rules with the Internal Control Handbook and the Internal Control Assessment Handbook. The Company has established sound internal control systems for five business categories including development and construction, production and operation, management of financial assets, comprehensive management and supervision and evaluation, aiming to monitor the results and effects of the management rules through internal control assessment and evaluation. Upon a full analysis of all the internal and external risks and business processes, the Company has designed and produced the Internal Control Handbook, which, in terms of the five factors of internal control (control environment, risk evaluation, control activity, information and communication, monitoring), contains detailed provisions on 23 business processes (including income, purchase of materials, fuel management and fund management) and 19 soft elements (including organizational structure, human resources management, anti-fraud and risk management), gives a full description of the Company’s related guidelines and policies along with the work procedure and duties and responsibilities of each job position within the Company, and provides for a standard process for the operation of the businesses of the Company. The Company has also produced the Internal Control Assessment Handbook, which regulates and standardizes internal control assessments by introducing a work mode that combines routine assessments with focused supervision, building up a three-level (i.e. the Company’s head office, local offices and grassroots enterprises) system to manage internal control assessments and establishing procedures and methods of internal control assessment and procedures and standards for definition of defects. Each year, the Company evaluates the practicality and effectiveness of these systems and rules and makes regular amendments and improvements to them as a way of dynamic maintenance of the internal control rules. In the first half of this year, the Company continued to advance the construction of internal control rules, strengthened risk control in the key areas, kept improving the Internal Control Handbook and the risk control matrix and further enhanced the level of management of internal controls inside the Company.

In regard to execution and assessment, the Company has applied closed-loop management to risk monitoring, execution of internal controls and deviation correction in line with the concept of “control embedded in and combined with assessment”. The Company has identified four types of Level I risks (strategic, operational, financial and fraud) and 27 types of Level II risks and delegated the task of risk management to all levels of business units. The Internal Control Handbook provides measures of internal control against the identified risks and defines over 500 key control points. The “one position one checklist” system ensures that each job position is assigned the appropriate responsibility of internal control so that all the staff of the Company could involve in the work of internal controls. The Company adopts a routine internal control assessment mechanism, where internal control assessors are stationed in each department of the Company’s head office and each subordinated entity to run internal control assessments on a monthly basis. Via the internal control management system, the Company also creates assessment quality supervision mechanisms at the Company’s level and levels of its local offices and grassroots enterprises to track the state of internal controls. In the first half of this year, the Company has successfully completed six months of routine assessments and examined the high-risk entities identified in risk evaluations, which promotes and provides assurance for the sustained and sound development of the Company’s businesses and maintains the smooth operation of the Company’s internal control system. Giving consideration to the new requirements and changes in relation to its business and management and learning from past experience and lessons, the Company organizes all-around multi-level internal control trainings to widely spread concepts and knowledge of internal control and thereby persistently improve the internal control environment.

In regard to supervision and appraisal, the Company has built up three solid defense lines against internal control risks, i.e. real-time execution and assessment by responsible units, day-to-day management by internal control management departments and independent supervision and evaluation by internal audit departments. In this way, an internal control supervision mechanism that links to day-to-day management and balances process with results is built up, which separates and clarifies the execution, management and supervision functions of internal controls. The internal control management department, the internal audit department and outside auditors respectively make regular reports of internal control to the Audit Committee of the Board, which ensures the sustained and effective operation of the internal control system. The Company keeps perfecting the rules for internal control appraisal by establishing the Management Rules regarding the Internal Control Appraisal and Evaluation and carrying out regular performance appraisals against internal control targets and comprehensive evaluations. The results of comprehensive evaluations are published across the Company, while those of target appraisals are timely delivered and honored. By doing so, the Company has managed to create a sound work environment where all levels of units contend for excellence and strive to enhance the quality of internal controls towards the deeper goal of promoting management through internal controls.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(b)	Securities transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Board comprised 15 members. Members of the seventh session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo, Mr. Xu Zujian and Mr. Xie Rongxing. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held three meetings during this reporting period (ended 30 June 2014) including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	3	3	0	100%
Liu Guoyue	3	3	0	100%
Fan Xiaxia	3	3	0	100%

Non-executive Directors
Huang Long	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)
Li Shiqi	3	3	0	100%
Huang Jian	3	3	0	100%
Shan Qunying	3	3	0	100%
Guo Hongbo	3	3	0	100%
Xu Zujian	3	3	0	100%
Xie Rongxing	3	3	0	100%

Independent non-executive Directors
Shao Shiwei	3	3	0	100%
Wu Liansheng	3	3	0	100%
Li Zhensheng	3	3	0	100%
Qi Yudong	3	3	0	100%
Zhang Shouwen	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2013 in relation to their independence according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period and, in doing so, considered the opinions of the Supervisory Committee and the senior management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Director who attended the 2014 first extraordinary general meeting of the Company was Mr. Huang Long (Vice Chairman), Chief Member of the Strategy Committee. Directors who attended the 2013 annual general meeting of the Company were Mr. Liu Guoyue (Director) and Mr. Qi Yudong (Independent non-executive Director), Chief Member of the Remuneration and Appraisal Committee.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–2014
Li Shiqi	17 May 2011–2014
Huang Jian	17 May 2011–2014
Shan Qunying	17 May 2011–2014
Guo Hongbo	21 February 2012–2014
Xu Zujian	17 May 2011–2014
Xie Rongxing	12 June 2012–2014

(f)	Directors’ Remuneration

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examination by the Remuneration and Appraisal Committee, would then be submitted to the Board of Directors. The Executive Directors entered into the director service contracts in compliance with the requirements of the Hong Kong Stock Exchange.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2014 on 17 March 2014, at which the 2014 Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2014 was approved and the disclosure on remuneration of directors, supervisors and senior management was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board in 2014	17 March 2014	Qi Yudong, Xu Zujian, Shao Shiwei, Wu Liansheng, Li Zhensheng	Liu Guoyue, Guo Hongbo

(g)	Nomination of Directors

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the Nomination Committee did not convene any meeting.

(h)	Appointment of Auditors

KPMG and KPMG Huazhen (Special General Partnership) were appointed respectively as the international and domestic auditors of the Company for 2014.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and the Audit Committee will be responsible for the reports by telephone or emails pursuant to the Rules.

Members of the Audit Committee comprised five directors, members of the Seventh session of the Audit Committee are, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals. During the meetings, the following proposals of the Company have been reviewed and discussed: the Audit Conclusion for 2013 by the Company’s Supervisory Audit Department, and, the audit planning and budget for 2014, the 2013 final accounts report and the budget report for 2014, the 2013 profit distribution plan, the proposal on appointment of external auditors, the implementation of audit fee budget for 2013 and the audit fee budget for 2014, the financial report and the internal control work report for the first quarter of 2014, etc. and the relevant examination reports were submitted by the Audit Committee to the Board.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Seventh Session in 2014	21 February 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Second meeting of the udit Committee of the eventh Session in 2014	17 March 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Third meeting of the Audit Committee of the Seventh Session in 2014	21 April 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

(j)	Responsibility statement by the Directors in relation to the financial statements

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

None of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 27 June 2014, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2014 which was submitted to the Audit Committee of the Board of the Company on 28 July 2014 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(m)	Directors’ and senior management’s training

The Company organizes its Directors and Supervisors to attend the training provided by regulatory authorities annually.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the applicability of relevant systems to the Company and the status of the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The secretary to the Board attends the continuing development courses provided by The Hong Kong Institute of Chartered Secretaries and some of the seminar conferences every year.

The Company highly regards the training and continuing development of senior management. Apart from participating the training courses provided by relevant departments of the State, management departments of the industry and institutes, the Company also organizes members of senior management to participate the Executive Master of Business Administration degree (EMBA) courses provided by Peking University, Tsinghua University, etc.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2014 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As of 30 June 2014, a provision of RMB0.207 billion was made due to a legal claim by a vendor of the Company’s subsidiary (31 December 2013: RMB0.182 billion). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 30 June 2014.

Save as disclosed, as at 30 June 2014, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2014 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2865 1638

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
30 July 2014

A.	FINANCIAL INFORMATION EXTRACTED FROM CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PREPARED UNDER IFRS

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30 JUNE 2014
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2014	As at 31 December 2013

ASSETS

Non-current assets
Property, plant and equipment		182,484,813	181,415,181
Investments in associates and joint ventures		17,139,717	16,678,694
Available-for-sale financial assets		3,087,236	3,111,164
Land use rights		4,447,762	4,491,285
Power generation license		3,989,469	3,837,169
Mining rights		1,922,655	1,922,655
Deferred income tax assets		1,064,199	652,358
Derivative financial assets		7,241	14,245
Goodwill		13,090,776	12,758,031
Other non-current assets		3,505,361	3,165,067

Total non-current assets		230,739,229	228,045,849

Current assets
Inventories		6,690,458	6,469,026
Other receivables and assets		2,563,746	2,072,981
Accounts receivable	4	13,558,063	15,562,121
Derivative financial assets		67,644	91,727
Bank balances and cash		11,957,720	9,433,385
Assets held for sale		–	557,671

Total current assets		34,837,631	34,186,911

Total assets		265,576,860	262,232,760

	Note	As at 30 June 2014	As at 31 December 2013

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383
Capital surplus		17,306,919	17,347,068
Surplus reserves		7,085,454	7,085,454
Currency translation differences		(326,211)	(817,243)
Retained earnings
– Proposed dividend		–	5,341,046
– Others		26,247,328	19,438,957

		64,368,873	62,450,665

Non-controlling interests		14,324,735	12,742,309

Total equity		78,693,608	75,192,974

Non-current liabilities
Long-term loans		60,990,577	60,513,671
Long-term bonds	6	18,723,908	23,726,550
Deferred income tax liabilities		2,052,316	2,032,417
Derivative financial liabilities		438,370	383,405
Other non-current liabilities		2,358,441	1,404,898

Total non-current liabilities		84,563,612	88,060,941

Current liabilities
Accounts payable and other liabilities	7	22,209,276	25,321,374
Taxes payable		1,738,134	1,647,925
Dividends payable		5,771,894	166,270
Salary and welfare payables		199,526	188,837
Derivative financial liabilities		55,213	43,591
Short-term bonds	8	15,336,846	15,135,024
Short-term loans		39,024,528	37,937,046
Current portion of long-term loans		11,273,276	12,796,956
Current portion of long-term bonds	6	6,710,947	5,690,650
Liabilities held for sale		–	51,172

Total current liabilities		102,319,640	98,978,845

Total liabilities		186,883,252	187,039,786

Total equity and liabilities		265,576,860	262,232,760

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June

	Note	2014	2013

Operating revenue	3	64,605,521	64,062,329
Tax and levies on operations		(488,913)	(521,253)

Operating expenses
Fuel		(34,570,038)	(35,677,117)
Maintenance		(1,534,273)	(1,433,270)
Depreciation		(5,792,669)	(5,605,718)
Labor		(2,581,273)	(2,409,750)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(2,572,420)	(2,664,797)
Others		(2,577,630)	(3,364,720)

Total operating expenses		(49,698,689)	(51,225,758)

Profit from operations		14,417,919	12,315,318

Interest income		80,816	83,862
Financial expenses, net
Interest expense		(3,726,906)	(3,948,892)
Exchange (loss)/gain and bank charges, net		(51,126)	85,959

Total financial expenses, net		(3,778,032)	(3,862,933)

		For the six months ended 30 June

	Note	2014	2013

Share of profits of associates and joint ventures		728,274	319,493
Gain on fair value changes of financial assets/liabilities		4,119	7,427
Other investment income		57,573	185,576

Profit before income tax expense	10	11,510,669	9,048,743

Income tax expense	11	(3,089,354)	(2,288,062)

Net profit		8,421,315	6,760,681

Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(19,317)	9,659
Share of other comprehensive income/(loss) of investees accounted for under the equity method		7,730	(38,022)
Effective portion of cash flow hedges		(76,754)	308,856
Translation differences of the financial statements of foreign operations		491,391	(629,007)

Other comprehensive income/(loss), net of tax		403,050	(348,514)

Total comprehensive income		8,824,365	6,412,167

		For the six months ended 30 June

	Note	2014	2013

Net profit attributable to:
– Equity holders of the Company		6,808,372	5,622,740
– Non-controlling interests		1,612,943	1,137,941

		8,421,315	6,760,681

Total comprehensive income attributable to:
– Equity holders of the Company		7,211,063	5,274,863
– Non-controlling interests		1,613,302	1,137,304

		8,824,365	6,412,167

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	12	0.48	0.40

Dividends paid	5	–	–

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). The unaudited condensed consolidated interim financial information was approved for issue on 29 July 2014.

As at and for the six months ended 30 June 2014, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2014, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 67.48 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information are prepared on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2013 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards and one Interpretation that are first effective for the current accounting period:

•
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the unaudited condensed consolidated interim financial information as the Company and its subsidiaries do not qualify to be investment entities.

•
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as they are consistent with the policies already adopted by the Company and its subsidiaries.

•
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information.

•
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement - Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as the Company and its subsidiaries have not novated any of its derivatives.

•
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

3.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June

	2014	2013

Sales of power and heat	64,225,164	63,236,097
Port service	95,900	154,410
Transportation service	71,287	55,944
Others	213,170	615,878

Total	64,605,521	64,062,329

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions of headquarters(“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2014
Total revenue	57,140,579	7,286,736	248,053	64,675,368
Inter-segment revenue	–	–	(69,847)	(69,847)

Revenue from external customers	57,140,579	7,286,736	178,206	64,605,521

Segment results	11,165,491	19,588	(85,846)	11,099,233

Interest income	44,298	35,926	592	80,816
Interest expense	(3,320,346)	(214,765)	(73,116)	(3,608,227)
Depreciation and amortization	(5,414,099)	(408,545)	(88,951)	(5,911,595)
Net loss on disposal of property, plant and equipment	(290,712)	(1)	(20,300)	(311,013)
Share of profits of associates and joint ventures	663,945	–	(14,367)	649,578
Income tax expense	(3,112,738)	8,763	(2,628)	(3,106,603)

For the six months ended 30 June 2013
Total revenue	56,349,262	7,486,237	286,747	64,122,246
Inter-segment revenue	–	–	(59,917)	(59,917)

Revenue from external customers	56,349,262	7,486,237	226,830	64,062,329

Segment results	8,939,569	343,697	(38,862)	9,244,404

Interest income	48,096	35,203	563	83,862
Interest expense	(3,480,187)	(230,313)	(63,488)	(3,773,988)
Depreciation and amortization	(5,234,094)	(345,407)	(80,648)	(5,660,149)
Net loss on disposal of property, plant and equipment	(113,614)	(1,004)	-	(114,618)
Share of profits of associates and joint ventures	356,412	–	(131,095)	225,317
Income tax expense	(2,229,265)	(67,424)	(7,909)	(2,304,598)

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

30 June 2014
Segment assets	215,720,177	31,148,897	10,796,396	257,665,470

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	7,063,643	240,641	429,799	7,734,083
Investments in associates	11,507,227	–	2,253,426	13,760,653
Investments in joint ventures	943,816	–	981,952	1,925,768
Segment liabilities	(154,846,392)	(16,409,680)	(5,246,178)	(176,502,250)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June

	2014	2013

Segment results (PRC GAAP)	11,099,233	9,244,404
Reconciling items:
Income/(loss) related to the headquarters	255,564	(98,496)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	74,798	80,467
Dividend income of available-for-sale financial assets	–	185,399
Impact of IFRS adjustments*	81,074	(363,031)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	11,510,669	9,048,743

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2014	As at 31 December 2013

Total segment assets (PRC GAAP)	257,665,470	254,713,996
Reconciling items:
Investment in Huaneng Finance	1,199,679	1,270,016
Deferred income tax assets	1,157,149	762,561
Prepaid income tax	9,011	5,119
Available-for-sale financial assets	3,135,408	3,161,164
Corporate assets	481,895	361,996
Impact of IFRS adjustments*	1,928,248	1,957,908

Total assets per unaudited condensed consolidated interim balance sheet	265,576,860	262,232,760

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2014	As at 31 December 2013

Total segment liabilities (PRC GAAP)	(176,502,250)	(177,563,355)
Reconciling items:
Current income tax liabilities	(1,091,403)	(700,082)
Deferred income tax liabilities	(1,808,817)	(1,788,922)
Corporate liabilities	(6,789,383)	(6,177,875)
Impact of IFRS adjustments*	(691,399)	(809,552)

Total liabilities per unaudited condensed consolidated interim balance sheet	(186,883,252)	(187,039,786)

Other material items:

	Reportablen Segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2014
Interest expense	(3,608,227)	(118,679)	–	–	(3,726,906)
Depreciation and amortization	(5,911,595)	(25,472)	–	22,969	(5,914,098)
Share of profits of associates and joint ventures	649,578	–	74,798	3,898	728,274
Income tax expense	(3,106,603)	–	–	17,249	(3,089,354)

For the six months ended 30 June 2013
Interest expense	(3,773,988)	(174,904)	–	–	(3,948,892)
Depreciation and amortization	(5,660,149)	(26,129)	–	(31,743)	(5,718,021)
Share of profits of associates and joint ventures	225,317	–	80,467	13,709	319,493
Income tax expense	(2,304,598)	–	–	16,536	(2,288,062)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June

	2014	2013

PRC	57,318,785	56,576,092
Singapore	7,286,736	7,486,237

	64,605,521	64,062,329

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2014	As at 31 December 2013

PRC	200,105,780	198,621,517
Singapore	25,733,447	24,920,351

	225,839,227	223,541,868

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June

	2014		2013

	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	8,230,274	13%	7,891,269	12%
Shandong Electric Power Corporation	8,036,698	12%	7,604,824	12%

4.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2014	As at 31 December 2013

Accounts receivable	12,655,006	14,812,913
Notes receivable	908,098	755,331

	13,563,104	15,568,244
Less: provision for doubtful accounts	(5,041)	(6,123)

	13,558,063	15,562,121

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2014	As at 31 December 2013

Within 1 year	13,286,603	15,347,876
Between 1 to 2 years	128,140	188,778
Between 2 to 3 years	117,854	25,326
Over 3 years	30,507	6,264

	13,563,104	15,568,244

As at 30 June 2014, the maturity period of the notes receivable ranged from 1 month to 6 months (31 December 2013: from 1 month to 6 months).

5.	DIVIDENDS

On 26 June 2014, upon the approval from the annual general meeting of the shareholders, the Company declared 2013 final dividend of RMB0.38 (2012 final: RMB0.21) per ordinary share, totaling approximately RMB5,341 million (2012 final: RMB2,952 million). The Company did not make any dividend payments during the six months ended 30 June 2014 (nil during the six months ended 30 June 2013).

6.	LONG-TERM BONDS

The Company issued bonds with maturity of 7 years and 10 years in December 2007 with face values of RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB4.980 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB98 million and RMB195 million, respectively. As at 30 June 2014, interest payables for the unmatured bonds amounted to approximately RMB150.63 million (31 December 2013: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB30.20 million (31 December 2013: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. The notes had matured and the Company repaid the principal of RMB4 billion in May 2014.

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB302 million and RMB277 million, respectively. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB187.93 million and RMB127.05 million, respectively (31 December 2013: RMB45.61 million and RMB259.13 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The actual proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB22.78 million (31 December 2013: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The actual proceeds received by the Company were approximately RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB256 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB17.83 million (31 December 2013: RMB139.32 million).

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2014	As at 31 December 2013

Accounts and notes payable	10,007,677	12,277,872
Provisions (a)	207,327	182,188
Current portion of finance lease payables	302,221	6,502
Other payables and accrued liabilities	11,692,051	12,854,812

	22,209,276	25,321,374

(a)
As at 30 June 2014, a provision of RMB207 million was made due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 30 June 2014 (31 December 2013: RMB182 million).

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2014	As at 31 December 2013

Within 1 year	9,935,257	12,226,313
Between 1 to 2 years	42,401	14,041
Over 2 years	30,019	37,518

	10,007,677	12,277,872

8.	SHORT-TERM BONDS

The Company issued unsecured super short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 3.80% and 5.70% in May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and matured in 270 days. The annual effective interest rates of these bonds are 4.21% and 6.12%, respectively. The bond issued in May 2013 had matured and the Company repaid the principal of RMB5 billion in February 2014. As at 30 June 2014, interest payable for the outstanding bonds amounted to approximately RMB155.17 million (31 December 2013: RMB132.13 million).

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.25% and 4.90% in November 2013 and April 2014, respectively. Such bonds are denominated in RMB, issued at par and matured in 365 days. The annual effective interest rates of the bonds are 5.67% and 5.30%, respectively. As at 30 June 2014, interest payables for the bonds amounted to approximately RMB166.85 million and RMB42.96 million, respectively. (31 December 2013: RMB36.68 million and nil, respectively).

9.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2014, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB67,482 million (31 December 2013: RMB64,792 million) and total assets less current liabilities were approximately RMB163,257 million (31 December 2013: RMB163,254 million).

10.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June

	2014	2013

Interest expense on
– loans	2,971,759	2,791,044
– bonds	1,124,111	1,374,524

Total interest expense on borrowings	4,095,870	4,165,568
Less: amounts capitalized in property, plant and equipment	(368,964)	(216,676)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,726,906	3,948,892

Loss on disposals/write-off of property, plant and equipment, net	310,729	114,902

Impairment loss of property, plant and equipment	291,025	64,448

Impairment loss of investment in an associate	120,049	–

Reversal of doubtful accounts	(1,237)	(2,142)

11.	INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2014(for the six months ended 30 June 2013: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2014, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2013: 17%).

12.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June

	2014	2013

Consolidated net profit attributable to equity holders of the Company	6,808,372	5,622,740
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	14,055,383
Basic earnings per share (RMB)	0.48	0.40

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2014 and 2013.

B.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amounts expressed in RMB Yuan unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

	Unit	As at 30 June 2014	As at 31 December 2013	Variance (%)

Total assets	Yuan	263,648,612,477	260,274,853,102	1.30
Shareholders’ equity attributable to shareholders of the Company	Yuan	63,568,775,509	61,747,779,816	2.95
Net assets per share attributable to shareholders of the Company	Yuan / per share	4.52	4.39	2.96

		For the six months ended 30 June

	Unit	2014	2013	Variance (%)

Operating revenue	Yuan	64,605,521,127	64,062,328,755	0.85
Profit before taxation	Yuan	11,429,594,517	9,411,773,541	21.44
Net profit attributable to shareholders of the Company	Yuan	6,702,375,631	5,894,620,982	13.70
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	6,788,160,770	5,999,454,307	13.15
Basic earnings per share	Yuan /per share	0.48	0.42	14.29
Basic earnings per share (excluding non-recurring items)	Yuan / per share	0.48	0.43	11.63
Diluted earnings per share	Yuan / per share	0.48	0.42	14.29
Return on net assets (weighted average)%		10.26	10.20	increased by 0.06 percents
Net cash flow from operating activities	Yuan	16,248,489,233	20,580,465,807	(21.05)
Net cash flow from operating activities per share	Yuan / per share	1.16	1.46	(20.55)

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to shareholders of the Company for the period/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to shareholders of the Company for the period/weighted average shareholders’ equity (excluding non-controlling interests) × 100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
Non-recurring Items	For the six months ended 30 June 2014

Net loss from disposal of non-current assets	(311,013,438)
Government grants recorded in the profit and loss	631,299,220
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company and its subsidiaries) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	7,937,136
Reversal of doubtful accounts receivable individually tested for impairments	1,237,215
Non-operating income and expenses (excluding items above)	(35,924,510)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(291,024,952)

Subtotal	2,510,671

Impact of income tax	(71,427,208)
Impact of non-controlling interests (net of tax)	(16,868,602)

Total	(85,785,139)

3	INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2014

				For the six months ended 30 June

				2014	2013	2014	2013

				Consolidated	Consolidated	The Company	The Company

1.	Operating revenue			64,605,521,127	64,062,328,755	27,823,508,484	28,091,659,009

	Less:	Operating cost		48,112,817,999	49,322,515,061	19,412,525,612	20,300,771,449
		Tax and levies on operations		488,912,740	521,252,666	272,170,407	275,305,398
		Selling expenses		2,314,452	6,488,005	-	-
		General and administrative expenses		1,534,615,806	1,497,531,047	964,567,094	912,460,136
		Financial expenses, net		3,697,215,680	3,779,071,021	2,594,944,429	2,463,580,277
		Assets impairment loss		410,746,662	62,256,567	120,028,667	27,997,299
	Add:	Gain from changes in fair value		4,119,358	7,426,951	-	-
		Investment income		782,216,099	491,359,671	2,488,502,175	2,415,836,467
		Including:	investment income from associates and joint ventures	724,375,556	305,783,934	578,210,566	305,702,667

2.	Operating profit			11,145,233,245	9,372,001,010	6,947,774,450	6,527,380,917
	Add:	Non-operating income		653,674,285	201,080,015	2,628,796,337	119,298,417
		Including:	gain on disposal of non-current assets	3,803,478	7,124,790	2,062,604,338	5,343,621
	Less:	Non-operating expenses		369,313,013	161,307,484	218,378,984	104,794,952
		Including:	loss on disposal of non-current assets	314,816,916	121,742,335	200,970,411	84,893,381

3.	Profit before taxation			11,429,594,517	9,411,773,541	9,358,191,803	6,541,884,382
	Less:	Income tax expense		3,106,603,301	2,304,597,719	2,211,840,050	1,346,077,040

For the six months ended 30 June

2014	2013	2014	2013

Consolidated	Consolidated	The Company	The Company

4.	Net profit	8,322,991,216	7,107,175,822	7,146,351,753	5,195,807,342

	Attributable to:
	– Shareholders of the Company	6,702,375,631	5,894,620,982	7,146,351,753	5,195,807,342
	– Non-controlling interests	1,620,615,585	1,212,554,840	–	–

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	Basic earnings per share	0.48	0.42	–	–
	Diluted earnings per share	0.48	0.42	–	–

6.	Other comprehensive income/(loss)	403,049,790	(348,513,029)	(11,751,501)	26,217,489
	Items that may be reclassified subsequently to profit or loss (net of tax):
	Including:
	Fair value changes of available-for-sale financial asset	(19,316,981)	9,658,491	(19,316,981)	9,658,491
	Share of other comprehensive income/(loss) of investees accounted for under the equity method	7,730,108	(38,022,282)	7,730,108	(38,022,282)
	Effective portion of cash flow hedges	(76,754,036)	308,856,095	(164,628)	54,581,280
	Translation differences of the financial statements of foreign operations	491,390,699	(629,005,333)	–	–

7.	Total comprehensive income	8,726,041,006	6,758,662,793	7,134,600,252	5,222,024,831

	Attributable to
	– Shareholders of the Company	7,105,066,306	5,546,743,558	7,134,600,252	5,222,024,831
	– Non-controlling interests	1,620,974,700	1,211,919,235	–	–

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company

	For the six months ended

	2014	2013

	RMB’000	RMB’000

Consolidated net profit attributable to shareholders of the Company under PRC GAAP	6,702,376	5,894,621

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance in previous years (a)	111,725	-
Amortization of the difference in the recognition of housing benefits of previous years (b)	(470)	(470)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(13,508)	(13,507)
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(34,702)	(88,952)
Others	24,930	(260,101)
Applicable deferred income tax impact of the GAAP differences above (e)	10,349	16,536
Profit attributable to non-controlling interests on the adjustments above	7,672	74,613

Consolidated net profit attributable to equity holders of the Company under IFRS	6,808,372	5,622,740

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS
AND SUPERVISORS

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Seventh Session of the Board of Directors and the Supervisory Committee of the Company had expired. The Company was informed that, among the Directors and the Supervisors of the Seventh Session of the Board of Directors and the Supervisory Committee, (i) Mr. Huang Long, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Shao Shiwei and Mr. Wu Liansheng will retire and will not stand for re-election as Directors of the Eighth Session of the Board of Directors; and (ii) Mr. Guo Junming will retire and will not stand for re-election as Supervisor of the Eighth Session of the Supervisory Committee. The other Directors and Supervisors of the Seventh Session of the Board of Directors and the Supervisory Committee (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2014 second extraordinary general meeting of the Company.

PROPOSED APPOINTMENT OF DIRECTORS AND SUPERVISORS

The Board of Directors and the Supervisory Committee have respectively proposed to appoint (i) Mr. Guo Junming, Mr. Mi Dabin and Ms. Li Song as the non-executive Directors; (ii) Mr. Li Fuxing and Mr. Yue Heng as Independent Non-executive Directors and (iii) Mr. Ye Xiangdong and Mr. Mu Xuan as Supervisors of the Company.

STAFF REPRESENTATIVE SUPERVISORS

Mr. Wang Zhaobin and Ms. Zhang Ling have been re-elected by the staff of the Company as the Staff Representative Supervisors of the Eighth Session of the Supervisory Committee.

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2014 second extraordinary general meeting of the Company, will be despatched to Shareholders as soon as practicable.

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Seventh Session of the Board of Directors and the Supervisory Committee of the Company had expired. The Company was informed that, among the Directors and the Supervisors of the Seventh Session of the Board of Directors and the Supervisory Committee:

(i)
Mr. Huang Long (Non-executive Director), Mr. Shan Qunying (Non-executive Director), Mr. Xie Rongxing (Non-executive Director), Mr. Shao Shiwei (Independent Non-executive Director) and Mr. Wu Liansheng (Independent Non-executive Director) will retire and will not stand for re-election as Directors of the Eighth Session of the Board of Directors; and

(ii)	Mr. Guo Junming will retire and will not stand for re-election as Supervisors of the Eighth Session of the Supervisory Committee.

The other Directors and Supervisors of the Seventh Session of the Board of Directors and the Supervisory Committee (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2014 second extraordinary general meeting of the Company.

To the best of the Directors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be brought to the attention of the Shareholders.

PROPOSED APPOINTMENT OF DIRECTORS AND SUPERVISORS

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Eighth Session of the Board of Directors and the Supervisory Committee:

(i)	Mr. Guo Junming, Mr. Mi Dabin and Ms. Li Song as the Non-executive Directors;

(ii)	Mr. Li Fuxing and Mr. Yue Heng as Independent Non-executive Directors; and

(iii)	Mr. Ye Xiangdong and Mr. Mu Xuan as Supervisors.

STAFF REPRESENTATIVE SUPERVISORS

Mr. Wang Zhaobin and Ms. Zhang Ling have been re-elected by the staff of the Company as the Staff Representative Supervisors of the Eighth Session of the Supervisory Committee.

BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-APPOINTED AND APPOINTED AT THE 2014 SECOND EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Directors

Executive Directors and Non-executive Directors

Cao Peixi, aged 58, is currently the Chairman of the Company, the President of Huaneng Group, and the Chairman of HIPDC and Huaneng Renewables Co. Ltd. (listed on the Hong Kong Stock Exchange). He was the Head of Qingdao Power Plant, Deputy Chief (Vice President) of Shandong Power Company (Bureau), Chairman and President of Shandong Power Group Corporation, Vice President and President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited (listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange). He was graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

The Company proposes to re-appoint Mr. Cao as the Executive Director for a term of three years. Mr. Cao will not receive any director’s fees. Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Guo Junming, aged 48, is currently the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group and Director of HIPDC. He was the Deputy Chief Accountants of Longyuan Power Group Corporation, Deputy Chief of the Finance Department of the Accounting Department of Power Grid Development Branch (Power Grid Development Department) of State Electric Power Corporation, Vice President and President of China Huaneng Finance Co. Ltd., President of Huaneng Capital Services Co. Ltd., Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree in economics. He is also a senior accountant.

The Company proposes to appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Liu Guoyue, aged 50, is currently a Director and the President of the Company, Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Chief of Huaneng Shang’an Power Plant and Huaneng Dezhou Power Plant, the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

The Company proposes to re-appoint Mr. Liu as the Executive Director for a term of three years. Mr. Liu will not receive any director’s fees. The other remuneration will be announced once the determination is made. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Li Shiqi, aged 57, is currently a Director of the Company and the President of HIPDC. He was the Deputy Chief and Chief of the Finance Division, Deputy Chief Accountant and Director of the Accounting Department of the Electric Power Research Institute, Chief Accountant of Huaneng Beijing Branch, Deputy Manager and Manger of the Finance Department of HIPDC, Manager of the Electric Power Sales & Marketing Department of Huaneng Group, Chief Economist and Vice President of the Company, Chairman and the Executive Vice Chairman of Huaneng Capital Services Co. Ltd.. He graduated from Renmin University of China, majoring in finance and holds a diploma degree. He is a senior accountant.

The Company proposes to re-appoint Mr. Li as the Non-executive Director for a term of three years. Mr. Li will not receive any director’s fees. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Huang Jian, aged 51, is currently a Director of the Company, an Assistant to the President of Huaneng Group, the Chairman of Huaneng Capital Services Co., Ltd. and the Chairman of Huaneng Hainan Power Ltd. He was the Deputy Director of Costs and Price Division and Director of Price General Division of the Finance Department of HIPDC, Chief Accountant of Beijing Branch of HIPDC, Deputy Manager of the Finance Department of Huaneng Development, Deputy Chief Accountant, Chief Accountant, Vice President, Board Secretary of the Company, Deputy Chief Economist and Chief of Financial Planning Department of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Fan Xiaxia, aged 52, is currently a Director and the Vice President of the Company and the Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He was the Deputy Director of General Administration Division of Engineering Department and General Department of HIPDC, Deputy Manager of the Company’s Nantong Branch, Deputy Manager of Engineering Administration Department of HIPDC, Deputy Manager and Manager of International Cooperation and Commerce Department of the Company, Manager of Engineering Administration Department of the Company, an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

The Company proposes to re-appoint Mr. Fan as the Executive Director for a term of three years. Mr. Fan will not receive any director’s fees. The other remuneration will be announced once the determination is made. Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mi Dabin, aged 45, is currently the Vice President of Hebei Construction & Investment Group Co., Ltd. and chairman of Hebei Construction & Energy Investment Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in Power Engineering and holds a master’s degree. He is a senior engineer.

The Company proposes to appoint Mr. Mi as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Mi will be RMB48,000. Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Guo Hongbo, aged 45, is currently a Director of the Company and the President and the Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Planning Staff of Anshan Chemical Fibre & Wool Textile General Mill, an Assistant to the Head and the Deputy Head of Anshan Silk Printing and Dyeing Mill, the Vice President of Anshan Co-Operation (Group) Co., Ltd., an Assistant to President, Vice President and President of Liaoning Engineering & Machinery (Group) Co., Ltd., an Assistant to President of Liaoning Enterprise (Group) Co., Ltd. and Liaoning Energy Corporation, the Assistant to President, the Vice President, the Executive Vice President and a Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of master in management. He also holds an MBA degree of Macau University of Science & Technology. He is a researcher-grade senior engineer.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Guo will be RMB48,000. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Xu Zujian, aged 59, is currently a Director of the Company, the Vice President of Jiangsu Guoxin Investment Group Limited and the Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation, the President of Jiangsu Investment Management Co. Ltd. and a Director of Jiangsu Guoxin Investment Group Limited. He graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor’s degree. He is a senior economist.

The Company proposes to re-appoint Mr. Xu as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB48,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Li Song, aged 56, is currently the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co. Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited, a Director of Fujian Futou Gas Co., Ltd.. She was an Officer of Finance Bureau of Pingnan County, an Officer of Fujian Huaxing Trust Investment Company, Deputy Manager and Manager of Development Department and Credit Department of Poverty Relief Funds, Vice President (in charge of operation) of Fujian Huaxing Trust Investment Company, Vice President of Fujian Huaxing Group Corporation. She graduated from Xiamen Jimei Finance and Commerce College majoring in Finance, Open College of Party School of the Central Committee majoring in Economic Management and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

The Company proposes to appoint Ms. Li as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Ms. Li will be RMB48,000. Ms. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Independent Non-executive Directors

Li Zhensheng, aged 69, is currently an Independent Non-executive Director of the Company and TGOOD Electric Co., Ltd. He was the Head of the Electricity Bureau of Baoding, Hebei Province, Chief Economist and Deputy Head of Hebei Electric Power Engineering Institute, Head of Shanxi Electric Power and Industrial Bureau, Chief of Rural Power Department of State Power Corporation, Chief Economist and Consultant of State Grid Corporation of China. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

The Company proposes to re-appoint Mr. Li as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Li will be RMB74,000. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Qi Yudong, aged 47, is currently the Independent Non-executive Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Director and a Professor (Grade II) of China Centre for the Research of Industrial Economics, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

The Company proposes to re-appoint Mr. Qi as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Qi will be RMB74,000. Mr. Qi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Qi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Zhang Shouwen, aged 47, is currently an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society

of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

The Company proposes to re-appoint Mr. Zhang as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Zhang will be RMB74,000. Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Li Fuxing, aged 69, is currently the Executive Councilor of China High-tech Industrialization Association, Councilor of China Institute for Leadership Science. He was the Professor, Head of the Organization Department of Party Committee, Deputy Secretary of Party Committee of Shandong Industrial University, Secretary of Party Committee of Shandong University of Building Materials Industry, Secretary of Party Committee of Qilu University of Technology, Senior Economic Consultant of Shandong Zhenghe Group and Shandong Sanjian Group Corporation. He graduated from Shandong Industrial University with a bachelor’s degree.

The Company proposes to appoint Mr. Li as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Li will be RMB74,000. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Yue Heng, aged 39, is currently the Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of Ministry of Education 2012, the leading accounting talent of Ministry of Finance, Councilor of Accounting Society of China, Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor of ABFreedom Management College of Tulane University, the Assistant Professor, Associate Professor and Professor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University with a doctor’s degree in accounting.

The Company proposes to appoint Mr. Yue as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Yue will be RMB74,000. Mr. Yue does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Yue which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Supervisors

Ye Xiangdong, aged 46, is currently the Chief Engineer of Huaneng Group. He was Deputy Chief and Chief of Huaneng Luohuang Power Plant, Deputy Manager of the Safety and Production Department, Manager of the Project Management Department, Assistant to President and Vice President of the Company, General Manager and Executive Director of Huaneng Hulun Buir Company. He graduated from Chongqing University majoring in thermal energy and obtained in a master in engineering. He is a senior engineer.

The Company proposes to appoint Mr. Ye as the Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mu Xuan, aged 38, is currently the Vice President of Dalian Construction Investment Group Co., Ltd. He was the Officer of Finance Department, Deputy Head and Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in technical economy and management and holds a master’s degree.

The Company proposes to appoint Mr. Mu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Zhang Mengjiao, aged 50, is currently a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaanxi Coal Industry Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company, the Chief of Division II of the Audit Office and the Chief of the Audit Office of the Finance Department of Huaneng Group. She graduated from Xiamen University, majoring in accounting. She holds a Master’s Degree in economics and is a senior accountant.

The Company proposes to re-appoint Ms. Zhang as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Gu Jianguo, aged 48, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State Owned Assets Investment Holdings Co., Ltd.. He was Deputy Director and Director of General Office, Investment Office, Finance Office and Foreign Office of Nantong Planning Commission, Vice President of Nantong Ruici Investment Co., Ltd., Executive President of Ruici Hospital, President of Ruici (Ma An Shan) Development Co., Ltd., Chairman and President of Nantong Zhonghe Guarantee Co., Ltd., Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist.

The Company proposes to re-appoint Mr. Gu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

STAFF REPRESENTATIVE SUPERVISORS

Upon election by the staff of the Company, Mr. Wang Zhaobin and Ms. Zhang Ling have been re-elected by the staff of the Company as the Staff Representative Supervisors of the Eighth Session of the Supervisory Committee.

Wang Zhaobin, aged 58, is currently a Supervisor of the Company and the Chairman of the Labour Union. He was the Squadron Instructor of No. 52886 Troop of PLA, Deputy Director of Organization Office of Party Committee of Institute directly supervised by the Ministry of Energy, Chief of General Office of Administrative Department of Ministry of Electric Power, Chief of Political Work Office of Human Resource Department and the Chief of the Retired Staff Service Office of the Company, Deputy Secretary of Party Committee, Disciplinary Secretary, Chairman of Labour Union of Huaneng Beijing Thermal Power Plant, Deputy Manager and Manger of the Corporate Culture Department of the Company, the Manager of the Administration Department of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

Mr. Wang is re-appointed by the staff of the Company as the Supervisor for a term of three years. Mr. Wang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Zhang Ling, aged 54, is currently a Supervisor and the Manager of the Audit and Supervisory Department of the Company. She was the Deputy Director of Pricing Office of Economic Regulation Department of Ministry of Electric Power, Deputy Director and Director of Pricing General Office of Finance Department of HIPDC, Director of the Pricing General Office of Finance Department, Deputy Manager of the Planning and Operation Department, Deputy Manager of the Sales and Marketing Department, Deputy Manager and Manager of the Equity Management Department of the Company. She graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in financial. She is a senior accountant.

Ms. Zhang is re-appointed by the staff of the Company as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GENERAL

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2014 second extraordinary general meeting of the Company (which is scheduled to be held on 18 September 2014), will be despatched to Shareholders as soon as practicable.

DEFINITIONS

“Board”	means	the board of Director of the Company;
“Company”, “Huaneng International”	means	Huaneng Power International, Inc.;
“HIPDC”	means	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	means	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited;
“Huaneng Group”	means	China Huaneng Group;
“SFO”	means	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholder(s)”	means	the shareholder(s) of Company; and
“Supervisory Committee”	means	the supervisory committee of the Company.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary
As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
30 July 2014

Announcement 3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and the form of proxy previously sent to shareholders to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

PROPOSAL ON ELECTION OF NEW SESSION OF
THE BOARD OF DIRECTORS OF THE COMPANY
PROPOSAL ON ELECTION OF NEW SESSION OF
THE SUPERVISORY COMMITTEE OF THE COMPANY

A letter from the board of Directors of the Company is set out on pages 3 to 5 of this circular.

The Company will convene the EGM at 9:00 am on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, at which, the proposal on election of new session of the Board of Directors of the Company and the proposal on election of new session of the Supervisory Committee of the Company will be considered and, if thought fit, passed. The notice of EGM, together with the relevant reply slip and proxy form, has been issued to the Shareholders of the Company separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

1 August 2014

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Shares”, “Domestic Shares”	means	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
“ADSs”	means	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“Articles of Association”	means	the articles of association of the Company
“Board” or “Board of Directors”	means	the board of directors of the Company
“Company”	means	Huaneng Power International, Inc.
“Company Law”	means	the Company Law of the PRC
“Directors”	means	the directors of the Company
“Extraordinary General Meeting” or “EGM”	means
the 2014 second extraordinary general meeting of the Company to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC for the purpose of considering and, if though fit, passing the proposal on election of new session of the Board of Directors of the Company and the proposal on election of new session of the Supervisory Committee of the Company

“H Shares”	means	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Stock Exchange
“Hong Kong”	means	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	means	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Latest Practicable Date”	means	29 July 2014, being the latest practicable date prior to the printing of the circulars for ascertaining certain information contained herein
“PRC” or “China”	means	the People’s Republic of China

DEFINITIONS

“SFO”	means	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Share(s)”	means	the H Shares and Domestic Shares of the Company
“Shareholder(s)”	means	holders of Shares of the Company, including A Shareholder(s) and H Shareholder(s)
“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited
“Supervisors”	means	supervisors of the Company
“Supervisory Committee”	means	the Supervisory Committee of the Company

LETTER FROM THE BOARD

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Huang Long	6 Fuxingmennei Street
Li Shiqi	Xicheng District
Huang Jian	Beijing 100031
Liu Guoyue	PRC
Fan Xiaxia
Shan Qunying
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen:

                               1 August 2014

To the Shareholders

Dear Sir or Madam,

PROPOSAL ON ELECTION OF NEW SESSION OF
THE BOARD OF DIRECTORS OF THE COMPANY
PROPOSAL ON ELECTION OF NEW SESSION OF
THE SUPERVISORY COMMITTEE OF THE COMPANY

1.	INTRODUCTION

Reference is made to the Company’s announcement dated 30 July 2014 in relation to the proposal on election of new session of the Board of Directors of the Company and the proposal on election of new session of the Supervisory Committee of the Company.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information regarding proposals on election new session of the Board of Directors of the Company and the Supervisory Committee of the Company, in order to allow you to make an informed decision on voting in respect of the ordinary resolutions to be proposed at the EGM.

2.	PROPOSAL ON ELECTION OF NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The term of the Seventh Session of the Board of Directors of the Company had expired. The Company was informed that, among the Directors of the Seventh Session of the Board of Directors, Mr. Huang Long (Non-executive Director), Mr. Shan Qunying (Non-executive Director), Mr. Xie Rongxing (Non-executive Director), Mr. Shao Shiwei (Independent Non-executive Director) and Mr. Wu Liansheng (Independent Non-executive Director) will retire and will not stand for re-election as Directors of the Eighth Session of the Board of Directors.

The other Directors of the Seventh Session of the Board of Directors have confirmed that they will offer themselves for re-election at the Extraordinary General Meeting of the Company.

In addition to the proposed re-election of Directors, the Board of Directors has proposed the following new appointments to constitute the Eighth Session of the Board of Directors:

(i) Mr. Guo Junming, Mr. Mi Dabin and Ms. Li Song as Non-executive Directors; and

(ii) Mr. Li Fuxing and Mr. Yue Heng as Independent Non-executive Directors.

Biographies of the Directors proposed to be re-elected and appointed at the EGM are set out in Appendix I to this circular.

3.	PROPOSAL ON ELECTION OF THE NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

The term of the Seventh Session of the Supervisory Committee of the Company had expired. The Company was informed that, among the Supervisors of the Seventh Session of the Supervisory Committee, Mr. Guo Junming will retire and will not stand for re-election as Supervisors of the Eighth Session of the Supervisory Committee.

The other Supervisors of the Seventh Session of the Supervisory Committee (save for the staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the Extraordinary General Meeting of the Company.

In addition to the proposed re-election of Supervisors, the Supervisory Committee has proposed Mr. Ye Xiangdong and Mr. Mu Xuan as Supervisors to constitute the Eighth Session of the Supervisory Committee.

Biographies of the Supervisors proposed to be re-elected and appointed at the EGM are set out in Appendix I to this circular.

LETTER FROM THE BOARD

4.	EGM

The EGM will be convened at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, at which, the proposal on election of new session of the Board of Directors of the Company and the proposal on election of new session of the Supervisory Committee of the Company will be considered and, if thought fit, passed.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to the Shareholders separately. If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

6.	RECOMMENDATION

The Directors consider that the proposed ordinary resolutions on the election of the new session of the Board of Directors of the Company and the election of the new session of the Supervisory Committee of the Company, of the Company are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favour the resolutions to be proposed at the EGM as set out in the notice of the EGM.

7.	GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Biographies of the Directors and Supervisors (as at the Latest Practicable Date) proposed to be re-elected and appointed at the EGM are set out as follows:–

DIRECTORS

Executive Directors and Non-executive Directors

Cao Peixi, aged 58, is currently the Chairman of the Company, the President of Huaneng Group, and the Chairman of HIPDC and Huaneng Renewables Co. Ltd. (listed on the Hong Kong Stock Exchange). He was the Head of Qingdao Power Plant, Deputy Chief (Vice President) of Shandong Power Company (Bureau), Chairman and President of Shandong Power Group Corporation, Vice President and President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited (listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange). He was graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

The Company proposes to re-appoint Mr. Cao as the Executive Director for a term of three years. Mr. Cao will not receive any director’s fees. Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Guo Junming, aged 48, is currently the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group and Director of HIPDC. He was the Deputy Chief Accountants of Longyuan Power Group Corporation, Deputy Chief of the Finance Department of the Accounting Department of Power Grid Development Branch (Power Grid Development Department) of State Electric Power Corporation, Vice President and President of China Huaneng Finance Co. Ltd., President of Huaneng Capital Services Co. Ltd., Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree in economics. He is also a senior accountant.

The Company proposes to appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Liu Guoyue, aged 50, is currently a Director and the President of the Company, Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Chief of Huaneng Shang’an Power Plant and Huaneng Dezhou Power Plant, the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

The Company proposes to re-appoint Mr. Liu as the Executive Director for a term of three years. Mr. Liu will not receive any director’s fees. The other remuneration will be announced once the determination is made. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Li Shiqi, aged 57, is currently a Director of the Company and the President of HIPDC. He was the Deputy Chief and Chief of the Finance Division, Deputy Chief Accountant and Director of the Accounting Department of the Electric Power Research Institute, Chief Accountant of Huaneng Beijing Branch, Deputy Manager and Manger of the Finance Department of HIPDC, Manager of the Electric Power Sales & Marketing Department of Huaneng Group, Chief Economist and Vice President of the Company, Chairman and the Executive Vice Chairman of Huaneng Capital Services Co. Ltd.. He graduated from Renmin University of China, majoring in finance and holds a diploma degree. He is a senior accountant.

The Company proposes to re-appoint Mr. Li as the Non-executive Director for a term of three years. Mr. Li will not receive any director’s fees. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Huang Jian, aged 51, is currently a Director of the Company, an Assistant to the President of Huaneng Group, the Chairman of Huaneng Capital Services Co., Ltd. and the Chairman of Huaneng Hainan Power Ltd. He was the Deputy Director of Costs and Price Division and Director of Price General Division of the Finance Department of HIPDC, Chief Accountant of Beijing Branch of HIPDC, Deputy Manager of the Finance Department of Huaneng Development, Deputy Chief Accountant, Chief Accountant, Vice President, Board Secretary of the Company, Deputy Chief Economist and Chief of Financial Planning

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Department of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Fan Xiaxia, aged 52, is currently a Director and the Vice President of the Company and the Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He was the Deputy Director of General Administration Division of Engineering Department and General Department of HIPDC, Deputy Manager of the Company’s Nantong Branch, Deputy Manager of Engineering Administration Department of HIPDC, Deputy Manager and Manager of International Cooperation and Commerce Department of the Company, Manager of Engineering Administration Department of the Company, an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

The Company proposes to re-appoint Mr. Fan as the Executive Director for a term of three years. Mr. Fan will not receive any director’s fees. The other remuneration will be announced once the determination is made. Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mi Dabin, aged 45, is currently the Vice President of Hebei Construction & Investment Group Co., Ltd. and chairman of Hebei Construction & Energy Investment Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in Power Engineering and holds a master’s degree. He is a senior engineer.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

The Company proposes to appoint Mr. Mi as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Mi will be RMB48,000. Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Guo Hongbo, aged 45, is currently a Director of the Company and the President and the Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Planning Staff of Anshan Chemical Fibre & Wool Textile General Mill, an Assistant to the Head and the Deputy Head of Anshan Silk Printing and Dyeing Mill, the Vice President of Anshan Co-Operation (Group) Co., Ltd., an Assistant to President, Vice President and President of Liaoning Engineering & Machinery (Group) Co., Ltd., an Assistant to President of Liaoning Enterprise (Group) Co., Ltd. and Liaoning Energy Corporation, the Assistant to President, the Vice President, the Executive Vice President and a Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of master in management. He also holds an MBA degree of Macau University of Science & Technology. He is a researcher-grade senior engineer.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Guo will be RMB48,000. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Xu Zujian, aged 59, is currently a Director of the Company, the Vice President of Jiangsu Guoxin Investment Group Limited and the Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation, the President of Jiangsu Investment Management Co. Ltd. and a Director of Jiangsu Guoxin Investment Group Limited. He graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor’s degree. He is a senior economist.

The Company proposes to re-appoint Mr. Xu as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB48,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Li Song, aged 56, is currently the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co. Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited, a Director of Fujian Futou Gas Co., Ltd.. She was an Officer of Finance Bureau of Pingnan County, an Officer of Fujian Huaxing Trust Investment Company, Deputy Manager and Manager of Development Department and Credit Department of Poverty Relief Funds, Vice President (in charge of operation) of Fujian Huaxing Trust Investment Company, Vice President of Fujian Huaxing Group Corporation. She graduated from Xiamen Jimei Finance and Commerce College majoring in Finance, Open College of Party School of the Central Committee majoring in Economic Management and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

The Company proposes to appoint Ms. Li as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Ms. Li will be RMB48,000. Ms. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Independent Non-executive Directors

Li Zhensheng, aged 69, is currently an Independent Non-executive Director of the Company and TGOOD Electric Co., Ltd. He was the Head of the Electricity Bureau of Baoding, Hebei Province, Chief Economist and Deputy Head of Hebei Electric Power Engineering Institute, Head of Shanxi Electric Power and Industrial Bureau, Chief of Rural Power Department of State Power Corporation, Chief Economist and Consultant of State Grid Corporation of China. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

The Company proposes to re-appoint Mr. Li as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Li will be RMB74,000. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Qi Yudong, aged 47, is currently the Independent Non-executive Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Director and a Professor (Grade II) of China Centre for the Research of Industrial Economics, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

The Company proposes to re-appoint Mr. Qi as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Qi will be RMB74,000. Mr. Qi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Qi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Zhang Shouwen, aged 47, is currently an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

The Company proposes to re-appoint Mr. Zhang as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Zhang will be RMB74,000. Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Li Fuxing, aged 69, is currently the Executive Councilor of China High-tech Industrialization Association, Councilor of China Institute for Leadership Science. He was the Professor, Head of the Organization Department of Party Committee, Deputy Secretary of Party Committee of Shandong Industrial University, Secretary of Party Committee of Shandong University of Building Materials Industry, Secretary of Party Committee of Qilu University of Technology, Senior Economic Consultant of Shandong Zhenghe Group and Shandong Sanjian Group Corporation. He graduated from Shandong Industrial University with a bachelor’s degree.

The Company proposes to appoint Mr. Li as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Li will be RMB74,000. Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Yue Heng, aged 39, is currently the Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of Ministry of Education 2012, the leading accounting talent of Ministry of Finance, Councilor of Accounting Society of China, Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor of ABFreedom Management College of Tulane University, the Assistant Professor, Associate Professor and Professor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University with a doctor’s degree in accounting.

The Company proposes to appoint Mr. Yue as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Yue will be RMB74,000. Mr. Yue does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Yue which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Supervisors

Ye Xiangdong, aged 46, is currently the Chief Engineer of Huaneng Group. He was Deputy Chief and Chief of Huaneng Luohuang Power Plant, Deputy Manager of the Safety and Production Department, Manager of the Project Management Department, Assistant to President and Vice President of the Company, General Manager and Executive Director of Huaneng Hulun Buir Company. He graduated from Chongqing University majoring in thermal energy and obtained in a master in engineering. He is a senior engineer.

The Company proposes to appoint Mr. Ye as the Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mu Xuan, aged 38, is currently the Vice President of Dalian Construction Investment Group Co., Ltd. He was the Officer of Finance Department, Deputy Head and Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in technical economy and management and holds a master’s degree.

The Company proposes to appoint Mr. Mu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Zhang Mengjiao, aged 50, is currently a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaanxi Coal Industry Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company, the Chief of Division II of the Audit Office and the Chief of the Audit Office of the Finance Department of Huaneng Group. She graduated from Xiamen University, majoring in accounting. She holds a Master’s Degree in economics and is a senior accountant.

APPENDIX I	DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

The Company proposes to re-appoint Ms. Zhang as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Gu Jianguo, aged 48, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State Owned Assets Investment Holdings Co., Ltd.. He was Deputy Director and Director of General Office, Investment Office, Finance Office and Foreign Office of Nantong Planning Commission, Vice President of Nantong Ruici Investment Co., Ltd., Executive President of Ruici Hospital, President of Ruici (Ma An Shan) Development Co., Ltd., Chairman and President of Nantong Zhonghe Guarantee Co., Ltd., Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist.

The Company proposes to re-appoint Mr. Gu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/ Domestic Shares*

I (We) (Note 2) ________________________________ of _______________________________________________________________ ,
_____________________________________________________________________________________________________________
Shareholders’ Account: ___________________________________ and I.D. No.: ___________________________________________ ,
being the holder(s) of _______________________________ H Share(s)/Domestic Share(s) * (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint(Note 3) ______________________________________________ I.D. No.: _________________________
(of __________________________________________________________________________________________________________),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2014 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the proposal on election of new session of the Board of Directors of the Company
1.1 To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect
1.2 To consider and approve the appointment of Mr. Guo Junming as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.3 To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.4 To consider and approve the re-appointment of Mr. Li Shiqi as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.5 To consider and approve the re-appointment of Mr. Huang Jian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.6 To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.7 To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.8 To consider and approve the re-appointment of Mr. Guo Hongbo as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.9 To consider and approve the re-appointment of Mr. Xu Zujian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.10 To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.11 To consider and approve the re-appointment of Mr. Li Zhengsheng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.12 To consider and approve the re-appointment of Mr. Qi Yudong as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.13 To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.14 To consider and approve the appointment of Mr. Li Fuxing as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.15 To consider and approve the appointment of Mr. Yue Heng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
1.16 To consider and approve the service contracts of the Directors.
2.	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company
2.1 To consider and approve the appointment of Mr. Ye Xiangdong as a supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect
2.2 To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
2.3 To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
2.4 To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
2.5 To consider and approve the service contracts of the Supervisors.

Date: ____________________________________________ 2014	Signature: _____________________________________ (Note 5)
Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.* Please delete as appropriate.

*Please delete as appropriate.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I/(We) ______________________________________________________________________________________________
of _________________________________________________________________________________________________
Telephone number: __________________________________ and Fax number: ____________________________________ , being the holder(s) of ___________________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power

International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2014 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: ____________________________________
Date: ________________________________________
Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

*Please delete as appropriate.

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a Sino-foreign joint stock limited company incorporated in the People’ Republic of China)
(Stock Code: 902)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 18 September 2014 at the headquarters the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the proposal on election of new session of the Board of Directors of the Company (Note 1)

1.1	To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.2	To consider and approve the appointment of Mr. Guo Junming as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.3	To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.4	To consider and approve the re-appointment of Mr. Li Shiqi as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.5	To consider and approve the re-appointment of Mr. Huang Jian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.7	To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.8	To consider and approve the re-appointment of Mr. Guo Hongbo as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.9	To consider and approve the re-appointment of Mr. Xu Zujian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.10	To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.11	To consider and approve the re-appointment of Mr. Li Zhengsheng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.12	To consider and approve the re-appointment of Mr. Qi Yudong as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.13	To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.14	To consider and approve the appointment of Mr. Li Fuxing as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.15	To consider and approve the appointment of Mr. Yue Heng as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.16	To consider and approve the service contracts of the Directors.

2.	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company (Note 2)

2.1	To consider and approve the appointment of Mr. Ye Xiangdong as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.2	To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.3	To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.4	To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.5	To consider and approve the service contracts of the Supervisors.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)
Huang Long (Non-executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Liu Guoyue (Executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Shao Shiwei (Independent Non-executive Director)
Wu Liansheng (Independent Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)

Beijing, the PRC
1 August 2014

Notes:

1.	Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014 regarding the biographical details of the candidates of Directors.

2.	Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014 regarding the biographical details of the candidates of Supervisors.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 29 August 2014.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

5.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 29 August 2014 to 18 September 2014 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 28 August 2014. Holders of H shares whose names are recorded in the register of member of the Company on 29 August 2014 are entitled to attend the Extraordinary General Meeting.

6.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address and contact of the Company are: Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031, The People’s Republic of China Contact: Yu Gang/Xie Meixin
Telephone No.: (+86)-10-6322 6593/6322 6590
Facsimile No.: (+86)-10-6641 2321

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     August 5, 2014